January 11, 2010

Securities and Exchange Commission

Division of Corporation Finance

Office of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Matthew Crispino, Staff Attorney

Re:	Google Inc.
Registration Statement on Form S-4
Filed September 11, 2009
Registration Statement No. 333-161858

Amendment No. 1 to Form S-4
Filed October 26, 2009
Registration Statement No. 333-161858

Ladies and Gentlemen:

On behalf of Google Inc. (the “Company”), we submit this letter in response to verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s proposal to inform the stockholders of On2 Technologies, Inc. (“On2”) of the revised terms of the Agreement and Plan of Merger, dated as of August 4, 2009 (the “Merger Agreement”) through the delivery of a prospectus supplement, which the Company would file pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), rather than a post-effective amendment to the Registration Statement, as amended.

With respect to the Staff’s comment regarding the tax consequences to the On2 stockholders of the revised terms of the Merger Agreement, the Company respectfully advises the Staff that:

1.	An On2 stockholder will recognize gain, but not loss, upon the exchange of On2 Common Stock for Google Class A Common Stock and cash in the integrated merger equal to the lesser of (i) the amount of cash received by the On2 stockholder (excluding any cash received in lieu of fractional shares) and (ii) the excess of the “amount realized” by the On2 stockholder over the On2 stockholder’s tax basis in the On2 Common Stock exchanged. The “amount realized” by the On2 stockholder will equal the sum of the fair market value of the Google Class A Common Stock and the amount of cash (including any cash received in lieu of fractional shares) received by the On2 stockholder.

Securities and Exchange Commission

January 11, 2010

2.	The aggregate tax basis of Google Class A Common Stock received by an On2 stockholder in the integrated merger (including the basis in any fractional share for which cash is received) will be the same as the stockholder’s aggregate tax basis in On2 Common Stock surrendered in the integrated merger, reduced by the amount of cash the On2 stockholder received (excluding any cash received in lieu of fractional shares), and increased by the amount of gain that the On2 stockholder recognizes (excluding any gain or loss from the deemed receipt and redemption of fractional shares described below).

3.	An On2 stockholder receiving cash in the merger in lieu of a fractional share of Google Class A Common Stock will be treated as if such fractional share were issued in the integrated merger and then redeemed by Google for cash, resulting in a recognition of gain or loss equal to the difference, if any, between the stockholder’s basis allocable to the fractional share and the amount of cash received.

4.	The holding period of Google Class A Common Stock received by an On2 stockholder in the integrated merger will include the holding period of the On2 Common Stock held by such On2 stockholder.

The Company supplementally advises the Staff that the Company and On2 will (i) file forms of revised tax opinions of their respective tax counsel on Form 8-K and (ii) provide updated disclosure regarding the change in tax treatment as a result of the revised terms to the Merger Agreement by means of a prospectus supplement, subject to any further comment from the Staff.

With respect to the Staff’s comment regarding the Company’s compliance with Item 22(c) of Form S-4, which requires that the registrant undertake “to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective,” we respectfully advise the Staff that we do not believe that such undertaking is applicable to this situation in which the parties have only amended the Merger Agreement to increase the consideration being offered to On2 stockholders by $0.15 per share in cash.

We respectfully advise the Staff that, based on the Commission’s statements in Securities Act Release No. 6578 (April 23, 1985), the undertaking set forth in Item 22(c) of Form S-4 was included in Form S-4 for two purposes: (i) to ensure that Form S-4 could not be used to permit an exchange offer to commence on the date the preliminary registration statement is filed rather than the effective date of the registration statement1 and (ii) to ensure that Rule 415 could not be used to provide for the immediate commencement of an exchange offer through the use of a prospectus supplement. We believe that the undertaking set forth in Item 22(c) of Form S-4 is not a general obligation to provide additional or

[1]

We note that, in November 1999, the Commission adopted Rule 162(a), which now permits offerors to solicit tenders of securities in an exchange offer before a registration statement is effective, provided such offeror complies with the conditions described in Rule 162.

Securities and Exchange Commission

January 11, 2010

updated disclosure by means of a post-effective amendment for the transaction that was already “the subject of and included in the effective registration statement when it became effective.” We believe that it would be overly burdensome to construe Item 22(c) as requiring a post-effective amendment to a registration statement any time that the parties agree to a change in the terms of a proposed business combination.

The determination of whether to file a post-effective amendment to disclose changes in the transaction that was already the subject of the effective registration statement is analyzed, in part, by applying the undertaking described in Item 512(a)(1) of Regulation S-K, which requires, in pertinent part, that the registrant undertake “to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement ... [t]o reflect in the prospectus any facts or events arising after the effective date of the registration statement ... which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement .... ” (emphasis added). As we discussed with the Staff, we do not believe that the increase in the consideration being offered to the On2 stockholders or the creation of appraisal rights pursuant to Section 262 of the Delaware General Corporation Law as a result of the cash consideration constitutes a “fundamental change” that would require the filing of a post-effective amendment to the Registration Statement.

We believe that informing the On2 stockholders of (i) the addition of the cash consideration in the merger, (ii) the related tax consequences of the increase in consideration, and (iii) the ability of the On2 stockholders to exercise appraisal rights pursuant to Delaware law, through the use of a prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act is consistent with Form S-4 and the Commission’s related rules and regulations.

Please direct your questions or comments regarding the Company’s response to the undersigned at (650) 565-3969. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon Avina
Jon Avina, Esq.

cc:	Donald Harrison, Esq.

Katherine Stephens, Esq.

Google Inc.

Joseph G. Connolly, Esq.

Hogan & Hartson, LLP